UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2005.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

NCR Savings Plan

Index

December 31, 2005 and 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and the Participants

of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio

June 27, 2006

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31,
	2005	2004
Assets
Total investments at fair value	$1,825,185,006	$1,809,000,787

Contributions receivable
Participants	2,056,729	2,351,567
Employer	839,191	841,325

Total contributions receivable	2,895,920	3,192,892

Other receivables	655,914	406,123

Total assets	1,828,736,840	1,812,599,802

Liabilities
Accounts payable	291,872	584,113
Accrued expenses	441,482	449,753

Total liabilities	733,354	1,033,866

Net assets available for benefits	$1,828,003,486	$1,811,565,936

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Additions to net assets attributed to
Investment income
Net realized and unrealized appreciation in fair value of investments	$96,492,343
Interest	2,081,939
Dividends	30,289,772

Total investment income	128,864,054

Contributions
Participants	66,103,265
Employer, net of forfeitures	24,478,115

Total contributions	90,581,380

Total additions	219,445,434

Deductions
Deductions from net assets attributed to
Benefits paid to participants	201,182,733
Administrative expenses	1,825,151

Total deductions	203,007,884

Net increase in net assets	16,437,550
Net assets available for benefits
Beginning of year	1,811,565,936

End of year	$1,828,003,486

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, as the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2005 and 2004 Plan years were limited to $14,000 and $13,000, respectively.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. Effective September 1, 2004, the NCR Pension Plan (the “Pension Plan”) was discontinued and benefit accruals under the Pension Plan were frozen except for certain grandfathered employees (e.g. employees age 40 and older who were participants in the Pension Plan at August 31, 2004 and made an election to continue to receive benefit accruals under the Pension Plan). For grandfathered Pension Plan participants, the Company’s matching contributions are seventy-five percent of the first three percent of pay contributed by the participant and fifty percent of the next three percent of pay. For all other Plan participants (including non-grandfathered Pension Plan participants), the Company’s matching contributions are one hundred percent of the first four percent of pay contributed by the participant and fifty percent of the next two percent of pay.

NCR Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for employer matching contributions and will increase by $1,000 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separate accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments offers a broad array of mutual funds (more than 200) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international).

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

NCR Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Withdrawals and Benefits

Participants may withdraw vested balances upon reaching normal retirement age of 65, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Termination participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the plan until reaching the above noted retirement age, death and/or disability.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair values have been estimated based on quoted market amounts of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

NCR Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions and Transfers

Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2005	2004
NTGI - QM Collective Daily Aggregate Bond Fund, 713,937 and 776,260 shares, respectively	$232,412,245	$246,652,698
Fidelity Select International Portfolio Trust, 1,360,542 and 1,645,110 shares, respectively	$145,251,509	$152,666,189
NTGI - QM Collective Daily S&P 500 Equity Index, 41,546 and 44,046 shares, respectively	$137,752,203	$139,163,348
Legg Mason Large Cap Fund 3,991,918 and 4,489,718 shares, respectively	$90,085,622	$94,858,760

NCR Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $780,706,677 and $711,561,955 at December 31, 2005 and 2004, respectively. Within the Fidelity Mutual Fund Window, the aggregate fair value following investment funds represented five percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Fidelity Contrafund, 1,416,595 and 1,366,845 shares, respectively	$91,738,717	$77,554,791

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $96,492,343 as follows:

Year Ended December 31, 2005
Mutual funds (including investments, strategies, and common/collective trusts)	$98,014,625
NCR Unitized Stock Fund	(1,522,282)

$96,492,343

4.	Related Party Transactions

Related party transactions consisted of loans made to participants and investments in NCR Corporation Common Stock. Certain Plan investments are shares of funds managed by Fidelity. An affiliate of Fidelity is also the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan totaled $36,689,093 and $76,207,017, respectively, for the year ended December 31, 2005. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Company believes that the Plan was qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2005

Description and Identity of Issue, Borrower, Lender, or Similar Party	Number of Units or Shares	Cost****	Current Value
Common/Collective Trusts:
Fidelity Aggressive Equity Portfolio*	94,912		$87,675,886
FMTC Select International Portfolio*	1,360,542		145,251,509
NTGI - QM Collective Daily Aggregate Bond Fund	713,937		232,412,245
NTGI - QM Collective Daily EAFE Index Fund	78,501		25,356,241
NTGI - QM Collective Daily Russell 2000 Index Fund	58,264		45,445,689
NTGI - QM Collective Daily S&P 500 Equity Index	41,546		137,752,203

Registered Investment Companies:
PEA Capital LLC	6,036,104		68,250,226
Legg Mason Large Cap Fund	3,991,918		90,085,622
Axiom International Investments	4,105,322		55,696,904
LSV Asset Management Small Cap	5,622,408		68,469,682
Total Mutual Fund Window Investments***	156,722,549		780,706,677

Employer Related Investment:
NCR Common Stock*	2,137,405		72,543,526

Participant Loans (a)*			15,538,596

			$1,825,185,006

(a)	The participant loan interest rates are between 4.5%—10.5%. The loan terms are between one year and five years.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Depattment of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Peter Bocian
Peter Bocian
Senior Vice President and Chief Financial Officer
NCR Corporation

Date: June 28, 2006

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP